CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               February 9, 2017


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:    First Trust Exchange-Traded Fund VIII (the "Trust")
                      File Nos. 333-210186; 811-23147
             ---------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone on February 9, 2017, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the "Trust") with the Securities and Exchange Commission (the "Commission") on February 1, 2017 (the "Registration Statement"). The Registration Statement relates to the First Trust TCW Opportunistic Fixed Income ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement for additional information of this Fund.

COMMENT 1 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure refers to investment in collateralized loan obligations ("CLOs"), non-agency residential mortgage-backed securities ("RMBS") and non-agency commercial mortgage-backed securities ("CMBS"). With respect to such securities, explain in detail how the Fund's Board determined that the Fund will comply with its exemptive relief regarding the arbitrage mechanism, whereby secondary market shares will appropriately track net asset value.

RESPONSE TO COMMENT 1

      Given that the Fund's Board will rely on the Advisor's internal liquidity policies and procedures as well as the Sub-Advisor's liquidity determinations and the fact that the Fund will remain at or below the 15% limit on illiquid securities at all times, the Fund's Board does not expect the Fund to have


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significant difficulty complying with its exemptive relief regarding the arbitrage mechanism, whereby secondary market shares will appropriately track net asset value.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      Confirm that the Fund will remain below the overall 15% limit on illiquid securities in light of the SEC's position that all non-agency CMBS is deemed illiquid.

RESPONSE TO COMMENT 2

      Even if all non-agency CMBS is deemed to be the illiquid at this time for the Fund, the Fund will remain at or below the 15% limit on illiquid securities at all times; however, the Fund reserves the right to adjust this approach in the event that market data becomes available allowing the Fund's Board to reevaluate the liquidity classification of non-agency CMBS.

                              * * * * * * * *

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP

                                                   By:  /s/ Morrison C. Warren
                                                       -------------------------
                                                        Morrison C. Warren


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